    PATRICK

INDUSTRIES, INC.

______________________________________________

______________________________________________

P.O. BOX 638   -   ELKHART, INDIANA 46515   -   PHONE: (574) 294-7511   -   FAX (574) 522-5213

PATRICK INDUSTRIES, INC.

SEC COMMENTS

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

VIA EDGAR

June 6, 2005

Mr. Rufus Decker

Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

RE:	Form 10-K for the fiscal year ended December 31, 2004
File No. 0-3922

Dear Mr. Decker:

This letter is delivered in response to your letter dated May 27, 2005, delivering supplemental comments on the Form 10-K for the fiscal year ended December 31, 2004, as filed by Patrick Industries Inc. For your convenience, the text of your numbered comments and related captions are set forth in italic type.

Comment applicable to your overall filing

1.

When a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These should be included in your future filing, including your interim filings where appropriate.

Management’s Discussion and Analysis

Results of Consolidated Operations

Business Segments, page 19

2.

We have reviewed your response to comment 2. To the extent practicable, please revise your proposed MD&A disclosures to quantify the incremental impact of individual factors, such as volume and pricing, identified as contributing to period-to-period fluctuations.

Response to Comment 2.

We have reviewed your comment and have determined that it is not practicable to further break down the incremental impact of volume and pricing in each particular segment discussion due to the wide variety of commodities ordered by our customers in each particular segment.

Financial Statement, page F-2

3.	We have reviewed your response to comment 5. If true, please confirm that the proposed cash flows from operating activities in your response are meant to be a positive $485 and a negative $345.

Response to Comment 3.

We have reviewed your comment and agree that the response was meant to be a positive $485 and a negative $345. We will revise accordingly.

Note 1 — Nature of Business, Use of Estimates, Risks and Uncertainties, and Significant Accounting Policies, page F-6

4.

We have reviewed your response to comment 7. Please disclose the information in your response in your future filings. Further, your response appears to indicate that you do exclude some of the costs related to your distribution network from costs of goods sold and include such costs in the warehouse and delivery expenses line item. Accordingly, it appears your gross margins may not be comparable to those of other entities. Please provide us with additional information to help us understand why you believe that further disclosure is unnecessary.

Response to Comment 4.

We will disclose the information in our response in future filings. Additionally, we based our interpretation on the disclosure of shipping and handling costs on EITF 00-10 discussion item # 6 which states, “A company may adopt a policy of including shipping and handling costs in cost of sales. If shipping costs or handling costs are significant and are not included in cost of sales (that is, if those costs are accounted for together or separately on other income statement line items), a company should disclose both the amount(s) of such costs and the line item(s) on the income statement that include them.” We disclose shipping and handling costs in the Warehouse and delivery line item in our income statement. However, to be more informative, we will include the following disclosure in our future filings:

“Warehouse and delivery costs include salaries and wages, building rent and insurance, and other overhead costs related to our distribution operations, and delivery costs related to the shipment of finished and distributed products to our customers.”

5.	Please also disclose where purchasing and receiving costs are included on your statements of operations.

Response to Comment 5.

We will include the following disclosure in future filings:

“Purchasing costs are included in selling, general, and administrative expenses and receiving costs are included in cost of goods sold.”

In connection with our response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your confirmation that the matters addressed in this letter are satisfactory. Please call the undersigned with any questions you may have.

Very truly yours,

/s/ Andy L. Nemeth

Andy L. Nemeth

Executive Vice President - Finance

cc:	Scott Watkinson
Robert A. Schreck, Jr.
William J. Quinlan